INVEST IN **FREELAND SPIRITS**

Portland's favorite distillery, bottling some of the best of the Pacific Northwest



FREELAND SPIRITS

freelandspirits.com Portland, OR

Alcohol & Vice | B2C | Distillery & Vineyards | Bars & Clubs | VC-Backed

Highlights

VC-Backed
Raised $250K or more from a venture firm

$1M+ Revenue
Earned over the last 12 months

1. Awarded "Best Distillery in Portland" 4 years & "Best Spirits Tasting Room" 2 years running.
2. 15M in lifetime revenue & a Compounded Annual Growth Rate of 38%
3. One of the only women owned distilleries in history.
4. Opening a flagship retail store and tasting room in Portland International Airport.
5. Distributed in 27 states and available in major chains like Whole Foods & Total Wine.
6. Innovative process: vacuum distillation preserves the delicate flavors of fresh, local botanicals.
7. Patent on our lovely raindrop shaped bottle.

Featured Investors



Kate Delhagen in Follow

Invested $150,000

angel investor, board director, founder Oregon Sports Angels, officially too old to give a rip about what other people think

"Who else remembers this childhood cheer:
"We've got spirit, yes we do. We've got spirit, how 'bout you?"

Well, we've got FREELAND SPIRITS, yes we do. And we want YOU to get FREELAND SPIRITS, yes we do. As one of the first investors (and an advisor and ongoing investor), I'm proud to support Jill and the amazing company she has built. I can't wait for the new Portland Airport Tasting Room to open in 2026, as it represents a significant milestone and leverage point for the brand.

When I met Jill in 2017, it was a "HELL YES" to invest. She has the fire, the drive, the commitment, and the skills needed to build an enduring and profitable spirits brand. She's unstoppable in her quest to bring Freeland Spirits to as many people as possible, overcoming small gotchas like the Pandemic, Tariffs, loads of

regulations, and enough other obstacles to make a Tough Mudder look like a walk in the park.

If you want to support a tenacious, vivacious female founder and a growing spirits brand, here's your chance. If you love Oregon, Portland, and/or delicious craft gin or bourbon, here's your chance. Join us!"



Heather Hardy in Follow — Invested $158,000

Current Board Member and Fellow at Orchid Health, past Chief Growth Officer at ZoomCare, a regional retail healthcare company, and angel investor in multiple women-owned start-ups ranging from healthcare to retail products and services.

"I invested in Freeland on day 1 and have been impressed by Jill time and time again. She's built a delicious product, compelling brand, and uplifted so many women to fly with their own wings. I'm excited to continue my support in this next phase of Freeland's growth!"



Pamela Neferkara in Follow — Invested $50,000

Global Growth Strategist | Independent Board Director | e-commerce and Brand Management Expert | Angel Investor | Morning Coffee Devotee

"Women breaking barriers? Sign me up! I came on board early in the Freeland journey and re-upped during an additional round because this team doesn't just believe, they achieve. With Jill at the helm, I've seen Freeland thrive where others have failed. I believe that's because while they are clear on their mission, they are also flexible enough to pivot when needed. Can't wait to see them in a bigger and better space in our beautiful new airport."



Jessica Reid in Follow — Invested $433,000

Syndicate Lead

Lifelong learner, fantastic storyteller, and Master's of the Environment student at CUBoulder. Proud supporter of Freeland Spirits in PDX.

"I believe in Jill. Now, more than ever, I believe in Portland.

Jill and I have talked about welcoming folks to Portland at the Portland International Airport (PDX) since I first invested in 2018. Now, it's really happening.

I'm beyond excited to share that I'm doubling down on my investment in Freeland Spirits. When you back Freeland, you're cheering on women entrepreneurs, sustainable practices, and... Portland, Oregon.

Freeland is all about creativity, boldness, community, and deeply honoring the agricultural community. Founder Jill Kuehler's commitment to building an inclusive community, using local botanicals, and knowing the farmers is truly special.

Earning "Best Distillery" for the fourth straight year and "Best Spirits Tasting Room" two years running in Willamette Week's 2025 Best of Portland Readers' Poll, Freeland just keeps raising the bar.

I proudly support extraordinary spirits, inspiring women, sustainable farming, and the unstoppable Portland community. It's a great feeling to be a part of the Freeland Family. Join us."

Team



Jill Kuehler — Founder

Jill joined the Peace Corps in Guatemala and then moved to Portland where she ran Zenger Farm, a farm based education organization. In 2018, Jill launched Freeland Spirits, celebrating the women of the craft and all the gals going for their dreams.

From Meemaw's Garden to National Growth

Dear future Freeland investor,

I'm Jill Kuehler, Founder & CEO of Freeland Spirits, an award winning distillery making delicious spirits here in Portland, Oregon. Bright, bold, and full of fresh flavors from the farms and forests of the Pacific Northwest.

We're so thrilled to be kicking off a crowdfunding campaign to take Freeland Spirits to

We're so thrilled to be kicking off a crowdfunding campaign to take Freeland Spirits to the next level. For the first time in our 8 years of business, our friends and supporters have the opportunity to become owners and join me on the next chapter of sharing our delicious spirits to an ever-growing community.

Roots That Shape Our Spirits

Freeland is named after my Meemaw in Texas. She never touched any booze in her life, but **she taught me two lessons that guide us today:** *women can be anything they want*, and *the good stuff comes from scratch*. I fell in love with food and growing things in her garden, which led me to a career in agriculture. That experience gave me a deep respect for the land, the farmers who steward it, and the importance of fresh ingredients. It is the foundation of how we craft our spirits today and of our commitment to lifting up women, from growers to bartenders to our Free Spirits program that celebrates the unsung heroines working every day to make our community better.


"THE GOOD STUFF COMES FROM SCRATCH"
-Meemaw Freeland

From Hellbitch to National Recognition

It took two years to find a space, secure funding, and acquire equipment, but by 2017 it was all in place. I sent a photo of our beautiful still to my brothers in Texas.

"What should her name be?" I asked. "Hellbitch," they said.

It was the untamable horse from *Lonesome Dove*, our family's favorite western. And so we put Hellbitch to work, creating the spirits that show off the vibrancy of the Northwest.

In 2018 we opened our doors, selling out of our beautiful tasting room. And thanks to you we've since been voted the Best Distillery in Portland 4 years in a row and the Best Spirits Tasting Room for the 2nd in the **Willamette Week Best of Portland** poll. We were also chosen by **Forbes** as [the Best Distillery to Visit](#).


WINNER
BEST OF '25
PORTLAND
READERS' POLL

WANT TO MEET THE HELLBITCH?

Apply the code WEFUNDER when booking your Freeland Spirits distillery tour for a complimentary experience!

Spirits with a Distinct Northwest Twist





THE CORE FOUR: Freeland Gin, Forest Gin, Dry Gin, and Freeland Bourbon

At Freeland, every detail matters. Our iconic glass bottle is instantly recognizable and designed to celebrate the feminine spirit behind our brand, but it is what is inside that makes people fall in love.

Our gins are alive with the flavors of the Pacific Northwest. Instead of relying only on dried botanicals, we use a double vacuum distillation to preserve the freshness of ingredients like cucumber, mint, and honey. The result is bright, layered, and unlike anything else on the market. Such as our Forest Gin, which brings the woods to your glass with chanterelle mushrooms, or our flagship Freeland Gin, which recalls Meemaw's garden with its bouquet of herbs and botanicals.

Our bourbon carries the same sense of place. It is aged for four years, then finished in Elk Cove pinot noir barrels, giving it depth, richness, and a distinct Oregon character.

What ties all of our products together is a relentless focus on flavor and creativity. They capture who we are: bold, rooted in the Northwest, and always made from scratch.

In the Media:

"Is the Best Bourbon Really From Kentucky? Maybe Not." - Wine Enthusiast

"Best of the Northwest Awards" - Sip Magazine

Innovation at the Core

Creativity is at the heart of Freeland. We experiment, respond to what our fans are asking for, and keep our lineup dynamic and exciting.

When the pandemic hit, we pivoted to produce hand sanitizer for our community, and we also introduced fresh cocktail mixers to make it easier for fans to enjoy Freeland at home. More recently, we created our first batch of sparkly, iridescent Pride Gin bottles, a joyful way to honor a tradition that has always been important to us and to celebrate it with our community.

Our quarterly releases have built a loyal following too. The Cherry Blossom Liqueur, made with blossoms from the Portland Japanese Garden, captures spring in a bottle. The Chai Spice Liqueur, crafted with Smith Tea, brings warmth and spice to the season. Each limited edition proves that Freeland's creativity translates directly into strong demand and customer loyalty.

At Freeland, innovation is not a side project, it is how we stay connected to our community and keep our products at the center of the conversation.


SPECIAL EDITIONS & COLLABORATIONS
CHERRY BLOSSOM LIQUEUR
AMARO FOR ART
CIDER BARREL BOURBON
PORTLAND JAPANESE GARDEN
JEFFREY MORGENTHALER
PORTLAND ART MUSEUM
BAUMAN'S CIDER
SMITH
Regarding HER
PFLAG
CHAI SPICE LIQUEUR
OLD TOM GIN
PRIDE GIN

Growing from Portland to the Nation

Growing from Portland to the Nation

What started as a single tasting room with $400k in revenue has grown into distribution across 27 states and $2.5 million in annual revenue, with an average growth rate of 43 percent per year. Today you can find Freeland in hundreds of independent liquor stores, bars, and restaurants, as well as in major chains like Whole Foods and Total Wine.


DISTRIBUTION MAP


E-COMMERCE ORDERS
1,432% growth 2022-2028
1400
1200
1000
800
600
400
200
0
Jan
Feb
Mar
April
May
June
July
Aug
Sept
Oct
Nov
Dec
2022
2025
2028


343K
2024 GROSS SALES
(55% YOY growth)
400K
2025 PROJECTED
(17% YOY growth)
1M
2028 PROJECTED
(50% YOY growth)

Forward-looking projections cannot be guaranteed.

Why We Are Raising Funds

We now have an exciting opportunity to open a beautiful shop inside Portland International Airport. Over the past year, many of you may have seen our kiosk there. Now we are preparing to turn that kiosk into a full retail store with tastings, cocktails, merchandise, and products from other Portland women-owned brands.

We see the airport as a hub that connects our story across the country. Travelers can experience Freeland, learn where to find us back home, and join our She Flies Club to receive quarterly boxes of Freeland cocktail goodness delivered to their doors. Funds raised will also support the expansion of our distribution network from 27 states to all 50 and the beginning of international growth.


FREELAND
PORTLAND OREGON

OUR NEXT CHAPTER AT PDX

Today's PDX kiosk (above), with mural concepts (right) previewing our future tasting room and retail expansion.

Soon this space will evolve



into a welcoming destination for tastings, cocktails, and community.



Perks, Pours & Good Company

Investing in Freeland isn't just about supporting our growth — it's about being part of the story. Each investment tier comes with unique experiences that bring you closer to our world, from distillery tours and tastings to VIP parties, farm dinners, and even hands-on time with our production team. The more you invest, the more you'll experience the spirit of Freeland from the inside out.

INVESTMENT PERKS	$250+	$500+	$1K+	$5K+	$10K+	$25K+	$50K+
Free distillery tour + tasting for two	★	★	★	★	★	★	★
Free tasting or mini cocktail every time you travel through PDX		★	★	★	★	★	★
Invite to a VIP party at Freeland			★	★	★	★	★
One free year of the She Flies Club membership				★	★	★	★
Farm dinner and Freeland cocktails at Brass Tacks Farm					★	★	★
Spend a day at the distillery with Jill and the production team. Distill, blend, bottle, etc.						★	★
Private party at Freeland for you and up to 50 guests							★

Why Wefunder

In the past, we have raised money from accredited investors. This time, we want our community to be at the center. We are building something beautiful at the airport, and we want you to be a part of it, and a part of the larger Freeland story.

With your support, **we are ready to take our $2.5 million business and double it within the next two years** (not guaranteed). I hope you'll hop on board and fly with us to all the new places. Together we will bring our values of celebration, equity, hard work, and deliciousness to more consumers across the United States and beyond.